UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00307

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

680 East Colorado Blvd., Suite 330 Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Miso Robotics, Inc..”, “Miso”, “Miso Robotics,” “we,” “us,” “our,” or the “Company” mean Miso Robotics, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. BUSINESS

Our Business

Business & Market Opportunity

Miso develops leading-edge artificial intelligence (“AI”) and AI-driven robots that assist cooks in making food at restaurants, focusing particularly on the quick serve restaurant market.  The Company believes that it:

●	Marries AI capabilities and market momentum to power its food technology innovation;

●	Automates some of the least desirable, most repetitive, and most dangerous tasks in commercial kitchens;

●	Frees up labor to be redeployed into functions that bring restaurant operators more value; and

●	Assists with labor redeployment so that restaurant operators can support higher wages and better career growth for kitchen employees.

Miso considers its best and most impactful work to sit at the intersection of technology and humanity.

The Company was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware, and then changed its name to Miso Robotics, Inc. on October 3, 2016.  Located just a few miles from its roots at Caltech, it is headquartered in Los Angeles, California (Pasadena).

In 2016, Miso helped create today’s food automation industry when it launched the first AI-powered, burger-flipping robot named “Flippy.”  Through its early efforts, Miso quickly discovered that a business opportunity existed which was actually far larger than flipping burgers – fried foods.  While even the busiest restaurants may cook only modest amounts of burgers each day, a great many restaurants serve French fries with almost everything.  Accordingly, staying true to its original mission, Flippy soon shifted to the fry station, and today can cook not only fries, but also onion rings, chicken nuggets, and all sorts of other fried food items.

Over the past twenty years, restaurant front-of-the-house operations have undergone massive innovation with the introduction of point-of-sale systems, AI order taking in the drive thru, mobile ordering, third party delivery, and online reservation platforms such as OpenTable (whose former President and Chief Technology Officer sits on Miso’s board of directors). Over that same period, however, the back-of-the-house operations have remained relatively unchanged.

Today, restaurant innovation is finally shifting to the kitchen.  We believe this change is heavily driven by restaurants’ urgent need to solve their growing inability to source and retain long-term kitchen labor, a problem which was further accelerated by the COVID-19 pandemic.  And we believe that this problem has become perhaps the single most important issue facing restaurants.  Further, with birth rates dropping materially in most countries around the globe,1 we believe this labor crisis stands to only become worse.

Additionally, we believe that daily advances in AI, rapidly escalating minimum wages (such as California’s switch to a $20 per hour minimum wage for restaurants), and the commoditization of robotics have combined to create massive momentum in the restaurant automation space.  We believe that Flippy’s automation of the fry station represents a potentially massive $4 billion U.S. revenue opportunity for Miso alone in a market that, importantly, still remains fragmented, underdeveloped, undercapitalized, and ripe with growth opportunities for a company with Miso’s first-mover advantage.

Since 2023, following the recruitment of experienced leadership with a demonstrated track record of executing successful growth strategies, Miso has sharpened its product focus, and injected the cost and infrastructure disciplines necessary for rapid scaling and commercialization of its products. Additionally, management has prioritized the development of an integrated platform capable of supporting multiple products that operate seamlessly together, rather than a collection of disconnected point solutions. The Company believes this platform will function as a centralized “operating system” for the modern restaurant.

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Zignyl Acquisition

To further the development of an integrated platform, as of January 1, 2026, Miso acquired certain assets of Zignyl, Inc. (“Zignyl”) through an asset purchase agreement, and hired certain team members of Zignyl. Zignyl is a software system that complements a data-driven restaurant operations product, as discussed by Miso in recent webinars.

The Company intends to combine Zignyl with prior restaurant operations efforts and rebrand Zignyl as “Zippy.” With these tools, restaurant operators are able to monitor key operating metrics across locations and deliver targeted coaching for front-line employees supporting revenue generation, alignment with sales forecasting, labor scheduling optimization, and timely completion of critical tasks.

Zignyl’s product is expected to be integrated into the Company’s platform architecture, systems, and broader strategic vision, including enabling communication and data-sharing with Flippy and its customer base. The Company believes the integration of Zignyl’s product and team will accelerate the development of its restaurant operations platform, create cross-selling opportunities across its product suite, enhance customer satisfaction with Flippy, strengthen the Company’s data and analytics capabilities, and provide additional support for its Innovation Lab initiatives.

Flippy’s AI Functionality

Flippy's core functionality leverages computer vision and machine learning models to seek to accurately identify various types of food items placed in its input bins through Miso’s AI. Through real-time image analysis, Flippy classifies food types such as French fries or chicken tenders, enabling it to adjust cooking parameters dynamically based on the identified food type and preset user preferences.

Key highlights of Flippy's AI and machine learning applications include:

●	Food Recognition - Utilizing state-of-the-art image processing, Flippy can distinguish between different food items to dynamically adjust cooking parameters - such as timing and priority - based on the specific food type recognized, as well as pre-configured user preferences.

●	Self-Healing AI - Our Self-Healing AI allows Flippy to detect and resolve issues automatically using sensor data, which reduces downtime and the need for manual fixes.

●	Vision AI - Our improved Vision AI capabilities enable Flippy to detect, track, and handle its navigation with incredible precision. This technology ensures Flippy can operate seamlessly in all types of kitchen environments—even under challenging conditions.

●	Scheduling AI - Our new Scheduling AI helps Flippy divide the best order of tasks to speed up cooking, reduce wait times, and maintain food quality, while freeing up staff to focus on other important tasks.

AI Development

Miso’s AI for Flippy is generally developed in-house using standard vision AI, machine learning, and neural networks technology and techniques. In some cases, the Company also leverages third-party AI tools that can improve the performance of its products. For example, through a collaboration with NVIDIA, Miso has used NVIDIA AI tools, such as NVIDIA’s CURobo (which is a development tool that can help smooth the motion of Flippy’s robotic arm) and NVIDIA’s Issac Sim (which allows the Company to develop and test its product features in a simulation platform prior to putting them into production). Miso has publicly announced its NVIDIA collaboration (https://misorobotics.com/newsroom/miso-to-enhance-kitchen-automation-using-nvidia-isaac-robotics-platform-and-ai-powered-vision-technology/), and was invited by NVIDIA to present on-stage at its 2025 GTC Conference about its collaboration with NVIDIA in a presentation led by Miso’s Chief Technology Officer. Other new AI and data science development is currently be conducted, including in conjunction with Miso’s Zippy product.

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Customers

Prior to entering into a long-term agreements with potential customers for Flippy, Miso may undertake a pilot program to determine the best fit and use cases for integrating Flippy into the customers’ meal preparation procedures. In a pilot program, Miso will install a Flippy unit in one or more restaurants and gather data associated with the Flippy performance. Pilots are designed to be limited engagements. Prior pilots have lasted for up to two years. To date, the Company has initiated five pilots. In 2025 and 2026, as part of the rollout of its more advanced third generation Flippy robot, the Company’s leadership reset its pilot parameters to transition away from long-term pilots that last more than a few months, including its long-term pilot at Jack in the Box. As of October 23, 2025, the Company and Jack in the Box agreed to terminate its pilot agreement, which ended in November with the final uninstallation of Jack in the Box’s only robot taking place in November 2025. For future pilots, the Company will seek to institute only limited time pilots in order to incentivize more rapid expansion of additional robots soon thereafter. As of February 12, 2026, the Company entered into a three-month pilot program with Levy Restaurants.

Typical terms of a Flippy pilot program include Miso’s obligation to provide the equipment for testing, training for personnel on the operation of the equipment, and support as needed. Each customer establishes its own key performance indicators for what defines a successful evaluation of the product.

After a customer completes an evaluation and an initial Flippy pilot program, we may then enter into a long-term master services agreement (“MSA”) under which the customer licenses the use of our technology for a longer period of time, and Miso provides the hardware, software, and support for the product through various business models that may include purchasing, leasing or otherwise. These MSAs generally include an initial multi-year term, under which Miso will invoice the customer on a monthly basis. We charge an ongoing monthly fee, and often an additional fee for delivery and installation. A form of the MSA is included as Exhibit 6.5.

The Company has entered into Flippy MSAs with the following customers:

NAME OF ENTITY	START DATE	END DATE
CaliBurger (CaliExpress by Flippy)	November 21, 2023	Uninstalled September 24, 2024
CaliBurger Westlake	November 30, 2021	Uninstalled December 2, 2024
CaliBurger Shoreline	August 31, 2021	Uninstalled December 3, 2024
White Castle Systems Inc	February 14, 2022	Ongoing
Insert Coin WA LLC	June 11, 2025	Ongoing
DHUDC LLC	August 3, 2025	Ongoing
Nio’s LLC	November 12, 2025	Agreement Terminated

During the years ended December 31, 2025 and 2024, two customers accounted for a total of 100% and 100% of the Company’s revenue, respectively. Loss of either of these customers could have a material impact on the Company’s financial position. As of December 31, 2025 two customers accounted for 100% and as of December 31, 2024, one customer, Jack in the Box accounted for 100% of the Company’s accounts receivable.

With respect to the Zignyl/Zippy product, the Company generally signs an MSA which provides for a recurring monthly fee. As of March 31, 2026, the Company has approximately 130 installations for this product across approximately 30 franchisee and franchisor groups representing about a dozen quick serve restaurant brands, including but not limited to:

●	Jersey Mike’s,
●	Auntie Anne’s Pretzels,
●	Cinnabon,
●	Haagen-Dazs,
●	Scooter’s Coffee,
●	Jamba,
●	Carvel’s,
●	Rocky Mountain Chocolate Factory,
●	Cinnabon Swirl, and
●	Which Wich

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Principal Products and Services

Miso’s signature product is “Flippy Fry Station,” a cloud-connected AI platform that performs frying tasks in commercial kitchens. The product can fry all manner of foods and is designed with extensive AI skill sets and machine learning capabilities.

With automation, frying can be both improved and optimized through, among others:

●	temperature and cooking uniformity that creates a more consistently positive experience for customers;

●	sustainability benefits, including reduction of food waste and expensive frying oil usage;

●	increased employee safety, including reduction of injuries, workers’ compensation claims, and sick days;

●	redeployment of kitchen labor into higher value functions;

●	increase of speed of service and throughput; and

●	an enclosed cooking station that prevents cooking fumes and heat from entering the kitchen.

The Company recently focused on designing and delivering a new generation of Flippy to leverage Miso’s proprietary learnings and evolve Flippy into a more sophisticated product that can create the confidence needed for restaurants to move from experimentation to full-scale deployment across numerous locations. The Company did this by using three parallel workstreams: (1) engaging existing and potential restaurant partners in the design conversation in new ways; (2) leaning into strategic partnerships that can give us an advantage over our competitors; and (3) leveraging the experience of our team to build upon the early-stage spirit of Flippy’s original creators.

The result has been a significant evolution in the Flippy product, which is now half the size, twice as fast, 70% quicker to install, and far more reliable than its predecessor.

The Company believes that a single Flippy could create a gross positive margin impact of over $100,000 annually per location (depending upon annual sales) for restaurant owners by reducing the costs associated with labor, oil usage, and food waste, and increase revenue through faster speed of service and other factors.

As of March 31, 2026, after removing the remaining prior generations of Flippy units from live kitchens, Miso has 10 third generation Flippy units deployed to White Castle, Insert Coin, and Levy Restaurants. In late October 2023, White Castle publicly announced that it intends to include a Flippy “in nearly one-third of the company's approximately 350 brick-and-mortar White Castle restaurants.”2

The Company sells or leases its Flippy hardware, and also provides software as a service to the customer on a subscription basis. Customers may pay an upfront fee for shipping and installation. Customers purchase or lease Flippy units with monthly payments and have optional additional monthly recurring fees for upgraded and custom features and services. The Flippy unit includes the following:

●	Overhead rail structure
●	Robotics arm
●	Vision system
●	Tablet and kitchen analytics software
●	Flippy Control unit
●	Miso safety system
●	AutobasketTM system

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The Company maintains ownership of the Flippy products it leases to customers, but does not for products it sells. For any Flippy service issue, the customer notifies the Company, which provides technical support and staff training. The Company pays for all repairs including replacement of parts for units under warranty, and regular covered maintenance of the equipment.

The Company continues to review and update its Flippy pricing and pricing models as its technology and the food technology market in general evolve.

Flippy has received certification by NSF International for meeting sanitation standards for commercial kitchen equipment and receives an NRTL approval to meet stringent electrical safety standards.

Zignyl/Zippy is a restaurant operations system that drives efficiencies for restaurant operators. It includes features that provide data reporting and analysis using third-party point-of-sale and other data inputs, employee incentives, labor scheduling, predictive analytics, and more, which was released on January 1, 2026.

Miso’s Innovation Lab

Miso views its Innovation Lab as a research and development “sandbox” – a safe space to experiment with new ideas and cutting-edge research and design.  Leveraging today’s frenetic pace of AI evolution, Miso’s Innovation Lab is working to create first-ever solutions and new intellectual property (“IP”) to solve what it believes to be the restaurant industry’s most impactful problems.  With Miso’s engineers being experimentalists at heart, its Innovation Lab is where the Company plants its seeds – some of which will work, and some of which won’t.  But for the seeds that do sprout and prove a robust product-market fit, Miso can allocate future resources and infrastructure to support them in a de-risked fashion.

2 https://www.today.com/food/restaurants/white-castle-hire-100-robots-rcna16770

While Miso’s early-stage experiments may have been piloted with certain restaurant partners, Miso solely owns and controls the substantial library of resulting IP and technology.

The Company’s past experiments include, among others, automation related to beverage dispensing, tortilla chip frying, and coffee freshness, as well as Flippy-related and Flippy-adjacent features, products, and intellectual property.

A primary effort for Miso’s Innovation Lab during 2024 was the launch of a summer “pop up” innovation showroom and test kitchen that featured Flippy in a real-world restaurant setting.  Located only one block from Miso’s laboratory and corporate offices in Los Angeles, CA, the Company’s innovation showroom was launched as a limited time, working restaurant operated under the name “CaliExpress by Flippy” with a mission to prove the ability to successfully operate a semi-autonomous kitchen of the future where humans and robots worked together. The industry has often talked about doing it, but Miso actually did it.  The restaurant was a joint effort with CaliBurger.

The “summer pop-up” restaurant and innovation showroom featured a working Flippy that cooked all the location’s fried items, and the décor featured a history of Flippy, including actual artifacts and photography from throughout Flippy’s evolution.  This initiative became an additional tool for demonstrating and validating Flippy’s operation in a live restaurant setting for potential Flippy customers and shareholders alike. This effort received national and international press attention that we believe elevated the value of Miso’s brand as the leader in kitchen AI and automation. The summer pop-up was wound down after the summer as intended. The Company does not currently intend to conduct additional pop-up events in the future.

In 2025, Miso’s Innovation Lab focused on Flippy-related innovations, such as its Self-Healing AI, for which the Company has filed a patent application.

During 2026, the Innovation Lab intends to focus on creating AI and data science that optimizes both its Flippy and Zignyl/Zippy products, as well as continuing its patent expansion efforts.

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Data

We believe that Miso has built and piloted more autonomous frying robots than all of its competitors combined. Through these efforts, Miso has gathered data detailing how AI and robotics frying products perform in actual kitchen environments, and the Company believes that it has gathered more actual kitchen data related to AI and robotics frying than any other company on the planet.

The intention of its data gathering is to:

●	Drive better internal decision making;

●	Provide proof of novel and actionable insights that improve Miso’s value to its partners; and

●	Create a valuable data and insights asset that can be monetized externally in the future.

The addition of Miso’s Zignyl/Zippy product expands the Company’s data-gathering efforts.

Material Events

Ecolab Partnership & Strategic Investment

Pursuant to agreements dated March 10, 2023, the Company received a $15 million strategic investment from Ecolab, Inc. (“Ecolab”) in exchange of shares and warrants.  Ecolab is a global leader offering water, hygiene, and infection prevention solutions and services to thousands of restaurants, hotels, hospitality locations, and theme parks. This partnership has resulted in:

●	An established, dedicated sales team for Flippy within Ecolab’s sales operation.

●	Product development collaborations.

●	Creating other upcoming initiatives.

Our strategic partnership with our investor, Ecolab, includes a dedicated sales resource for Flippy within Ecolab’s sales operation (in addition to Miso’s own sales team).

Strategic Collaborations

The Company regularly collaborates with major technology partners whereby it can receive unique access to new technology, expertise, and other benefits. Strategic collaboration partners include, among others, NVIDIA (NASDAQ: NVDA).

Intellectual Property

As of December 31, 2025, Miso owns 29 patents in various stages, which include 16 issued, 7 published, and 6 pending patents. The Company regularly evaluates opportunities to file new patents on its work. It is currently evaluating two patent filings which it acquired in conjunction with its acquisition of Zignyl. Miso leverages these patents and its other proprietary data across Flippy and its Miso Innovation Labs products.

Employees & Awards

Miso employs a respected team of roboticists, engineers, and industrial designers that has included talent from, among others, Caltech, Cornell, MIT, Carnegie Mellon, UCLA, Harvey Mudd, Art Center, NASA, Microsoft, Motorola, Zoox, Amazon, iRobot, Nokia, and SpaceX.  Miso currently has approximately 43 full-time employees and three part-time employees.

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The Company and its team have received awards that include the 2026 FoodTech 500 Finalist Award, 2026 Business Intelligence Group Artificial Intelligence Excellence Award, 2026 Murtec Innovator Award for Top Women in Restaurant Technology, 2025 Murtec Innovator Award for Hospitality Technology, 2025 BPI Most Loved Workplace Award, 2025 BPI Most Loved Workplace for Women, 2025 Los Angeles Business Journal’s Disruptor Award Finalist, 2025 Los Angeles Business Journal’s Women’s Leadership Award, 2025 Hospitality Technology’s Innovator Award, 2025 SVG Ventures-Thrive’s Top 50 Food Tech Company Award, 2024 Most Loved Workplace in Newsweek, 2024 Products That Count Leader, 2024 Los Angeles Business Journal’s LA500, 2023 Most Innovative Company by Fast Company, 2022 Most Innovative Company by Fast Company, 2022 Best Paper Finalist for Industrial Robots Research for Applications at IROS, and 2021 Startup of the Year by HackerNoon.

Flippy Manufacturing

Miso currently assembles Flippy using various third-party assembly and services partners.

Flippy currently utilizes a robotic arm, and a rail, which is agnostic to rail motor manufacturers.

The components used to create Flippy are sourced through various licensed distributors or are created by Miso itself.  Along with constantly developing new components and parts, Miso is currently evaluating vendors for manufacturing Flippy.

The strategy for manufacturing may change over time depending upon production volumes and commitments.

Market

Currently, there is turmoil in the restaurant industry. We believe the quick serve restaurant sector shoulders a large amount of this turmoil. Specifically, we have seen:

●	An inability to hire a sufficient number of employees to work in restaurants.

●	In April 2024, the state of California increased the minimum wage for restaurant employees to $20 per hour and will likely have an additional increase during 2026.

●	Approximately twenty-five other states also raised their minimum wages during 2025 and 2026.

●	Increased menu pricing has caused consumers to turn away and revenues to decline.

●	From January 1, 2023, through December 31, 2025, at least thirty restaurant chains and large operators declared bankruptcy.

Despite these series of events, we believe this fact pattern poses a unique opportunity for Miso to utilize its automation and technology for the benefit of the quick serve restaurant sector.

Competition

There are several competitors who have built AI and robotic products for use in restaurants and restaurant kitchens. Along with a first-mover advantage in the space, we believe that Miso offers a more versatile solution that better meets the needs of restaurant environments, and is backed by our much larger collection of data from real world experimentation.  Competitors include:

●	Nala Robotics – A developer of kitchen automation products, including a dishwasher, frying machine, pizza-making station, and fully automated multi-cuisine chef.

●	Hyphen – A designer and builder of makelines that automate food production to increase efficiency in the kitchen.

●	Lab2Fab – A restaurant and bar management platform that uses robotics, machine learning, and augmented reality to improve both front-of-house and back-of-house operations.

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●	Middleby – A longtime manufacturer and distributor of traditional kitchen equipment, which is hoping to innovate through various automation initiatives (including through its Lab2Fab division).

Property

The Company leases office space at 650 E Green St, Pasadena, CA, which is used as a research and development laboratory, test kitchen, and company headquarters. The lease on the property has a term of 5 years, and began on November 1, 2021.

Resolved Litigation & Settlements

On January 31, 2023, a former employee filed a legal claim against the Company in Los Angeles County Superior Court for wrongful termination. The Company denies any merit to the claim for wrongful termination and, in conjunction with its insurance carrier, defended against the action. As of October 24, 2025, the claim was settled and resolved with no determination of fault for the Company.

As of May 9, 2025, the Company entered into a settlement agreement with Farnam Street Financial, Inc., a legacy equipment lender for primarily prior generation Flippy devices. As of December 31, 2025, the Company was in compliance with its obligations, and the terms of the settlement agreement were completed in full. Accordingly, no liability has been recorded related to this contingency.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Fiscal Years Ended December 31, 2025 and 2024

Results of Operations

Miso’s operating expenses primarily consist of research and development, sales and marketing, and general and administrative costs. For the year ended December 31, 2025, total operating expenses were $17,497,526 compared to $19,567,496 for the year ended December 31, 2024. This reflects a continued effort to optimize operations and maintain cost discipline, while supporting the strategic focus on the Flippy platform.

Research and development (“R&D”) costs totaled $6,381,248 for the year ended December 31, 2025 compared to $7,961,749 for the year ended December 31, 2024, a reduction of approximately 20%. This decrease is primarily attributed to optimization of technical resources and selective investment in the next-generation Flippy product line. The Company also has approximately $908,000 of research and development credits that will expire in 2029, if unused.

Sales and marketing expenses were $4,993,073 in 2025 compared to $4,125,204 in 2024, representing an increase due to expanded promotional campaigns and digital outreach under Regulation A, CF, and D offerings.

General and administrative expenses were $6,123,205 in 2025 down from $7,480,543 in 2024, reflecting successful cost-reduction measures and outsourcing of certain administrative roles.

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Further, the Company has made design improvements to its Flippy product line, which has resulted in certain older inventory becoming obsolete. As of December 31, 2025 and 2024, the Company determined that approximately $130,722 and $527,635, respectively, of inventory related to its Flippy Lite and CookRight Coffee product lines was obsolete. In addition, certain Flippy-2 inventory was scrapped and replaced with updated products, resulting in a write-off. Because this inventory was financed under a finance lease, the write-off also resulted in an impairment of the related finance lease right-of-use asset in the amount of $85,984 and $527,635 for the years ended December 31, 2025 and 2024, respectively. These charges contributed to an increase in cost of net revenues of $130,722 and $527,635 for the years ended December 31, 2025 and 2024, respectively.

For the year ended December 31, 2025, Miso generated $514,798 in net revenue compared to $384,676 for the year ended December 31, 2024. The increase in revenue is attributed to an increase in ongoing hardware and software usage fees as well as a decrease in the cost of net revenues as it relates to inventory write-offs, licenses and certificates for Flippy, and the COGS rent expenses due to the decrease units in the field.

The following table presents the Company's revenue disaggregated by revenue source:

	Year Ended
	December 31,
	2025	2024
Hardware installation fees	$17,000	$10,000
Hardware & software usage fees	497,798	374,676
	$514,798	$384,676

Our cost of net revenue was $1,426,907 resulting in a gross loss of $912,109 in 2025. This includes an impairment charge of $130,722 related to obsolete inventories under a finance lease. In comparison, the gross loss in 2024 was $1,241,296. As part of ongoing improvements, Miso continues to release software updates and optimize installation logistics.

Liquidity and Capital Resources

As of December 31, 2025, the Company had cash and cash equivalents of $9,831,677 compared to $5,306,910 as of December 31, 2024. Cash remains the largest component of our current assets, followed by inventory and prepaid expenses. The Company remains reliant on investor financing to support its operations and anticipates raising additional funds through Regulation A and Regulation D offerings in 2026.

Inventory decreased from $1,754,107 at December 31, 2024 to $820,074 at December 31, 2025, as we wrote off obsolete inventory following advances leading to the current generation of Flippy.

The net value of property and equipment increased from $694,746 in 2024 to $911,520 primarily from the inventory value of our test kitchen and lab equipment. Depreciation expense for the year totaled $332,646.

Right-of-use assets for operating leases decreased from $502,681 in 2024 to $222,567 in 2025. Finance lease right-of-use assets decreased to $2,418,947 in 2025 from $4,519,626 in 2024, reflecting amortization and impairment of previously capitalized assets. The Company recorded a gain on lease termination of $67,557, recognized net settlement loss of $659,693 ($740,000 on settlement loss less $80,307 auction proceeds from the equipment) and a loss for the forfeiture of deposit of $202,390.

Accounts payable decreased to $380,840 at the end of 2025 from $428,071 at the end of 2024. The current portion of right-of-use liabilities for operating leases declined to $235,646 in 2025 from $295,162 in 2024, while the current portion of finance lease liabilities decreased from $2,339,317 in 2024 to $916,785 in 2025. While our current assets exceeded current liabilities by approximately $9.7 million as of December 31, 2025, continued reliance on external funding sources is expected in order to support ongoing operations.

Ally Robotics Note

In November 2021, the Company became a founding stockholder in Ally Robotics, Inc., (“Ally”) a Delaware corporation whereby the Company was issued 6,600,000 shares of Ally’s common stock in exchange for a 93% interest in Ally. As such, Ally became a subsidiary of the Company. Ally was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry. Through August 31, 2023, the Company held a 55.92% interest in Ally.

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On September 1, 2023, Miso disposed of all of its Ally shares in exchange for a cash payment of $660. Also, as a result of these negotiations, but not included in the consideration exchanged in the deconsolidation transaction as the note was previously outstanding in the same amount, was an existing note receivable for $1,336,742 from Ally (“Ally Note”).

The Ally Note was to earn interest at the rate of 8% per annum, matured on August 31, 2026, and was secured by all of Ally’s assets, including its intellectual property and inventory. As of December 31, 2023, accrued interest on the Ally Note was $36,241 and the full principal amount was written off. On January 30, 2024, the Company received an interest payment of $45,449 that covered the time frame of September 1, 2023, to January 31, 2024. As of December 31, 2025, the Company had a balance of $0 and accrued interest of $0 outstanding.

Cash Flows

For the year ended December 31, 2025, net cash used in operating activities was $16,919,312 compared to $18,757,824, in 2024. This improvement was the result of operational efficiencies and disciplined spending.

Net cash used by investing activities totaled $567,378, primarily from acquisition of equipment. This compares to a net amount of $132,309 from equipment acquisition offset by repayments from related party notes in 2024.

Net cash provided by financing activities totaled $22,011,457 in 2025, reflecting continued fundraising through equity offerings.

Previous and Current Financing

The following summarizes the Company’s financing history:

2025-26 Regulation A Offering

On June 4, 2025, the Company received notice of qualification for an offering pursuant to Regulation A. Under the offering, the Company may sell up to 9,124,088 shares of Common Stock, consisting of 8,485,402 shares being sold for cash consideration and 638,686 available for issuance as Bonus Shares. As of December 31, 2025, the Company has sold 3,435,316 shares of common stock and 87,603 bonus shares of common stock. As of April 3, 2026, the Company has received aggregate proceeds of $21,808,181 including $737,346 in ancillary fees. As of April 3, 2026, the Company incurred in aggregate $1,283,703 in offering costs.

2025 Regulation CF Offering

On January 28, 2025, the Company conducted stock offerings pursuant to Regulation CF. Under that offering, the Company sold 954,668 shares of common stock and 14,179 bonus shares of common stock for aggregate proceeds of $4,910,736, including $166,036 in ancillary fees. The Company incurred in aggregate $368,305 in offering costs. The Regulation CF offering closed on March 20, 2025.

2025 Regulation D Offering

On January 28, 2025, the Company conducted stock offerings pursuant to Regulation D. Under that offering, the Company sold 129,742 shares of common stock and 2,690 bonus shares of common stock for aggregate proceeds of $660,938, including $16,121 in ancillary fees. The Company incurred in aggregate $24,926 in offering costs. The Regulation D offering closed on June 3, 2025.

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Subscription Receivable

At year end December 31, 2025, the Company recorded $330,211 of subscription receivable from the Regulation A offering.

2025 Stock Options

During the year ended December 31, 2025, option holders exercised options into 29,330 shares of common stock for proceeds of $8,859 .

2024 Regulation A Offering

On March 27, 2024, the Company received a notice of qualification for an offering pursuant to Regulation A. Under the offering, the Company sold 4,213,527 shares of common stock and 139,682 bonus shares of common stock for aggregate proceeds of $21,253,745, including $312,516 in ancillary fees. The Company incurred in aggregate $1,349,453 in offering costs. The Regulation A offering closed on October 18, 2024. At year end December 31, 2024, the Company recorded $471,283 of subscription receivable from the Regulation A offering.

2024 Regulation D Offering

On March 1, 2024, the Company conducted stock offerings pursuant to Regulation D. Under that offering, the Company sold 240,454 shares of common stock and 7,186 bonus shares of common stock for aggregate proceeds of $1,224,993 including $29,876 in ancillary fees. The Company incurred in aggregate $104,118 in offering costs. The Regulation D offering closed on October 31, 2023.

2024 Stock Options

During the year ended December 31, 2024, option holders exercised options into 21,733 shares of common stock for proceeds of $20,906.

2023 Stock Purchase Agreement & Issuance of Warrants

On March 10, 2023, Miso and Ecolab entered into a stock purchase agreement whereby Miso agreed to sell and issue 3,015,323 shares of Series A-1 Preferred Shares and warrants to Ecolab for a total purchase price of $15,015,000. Use of the funds includes product development and other operating expenses. The securities were sold pursuant to Rule 506(c) of Regulation D.

Furthermore, Ecolab was issued warrants which allow it to purchase up to 3,015,323 shares of Series A-1 Preferred Stock (at a per share price of $4.97) or other preferred stock. If the warrants are exercised for the latter, then the price per share shall be the number of shares equal to $15,000,001 divided by the lesser of the “original issue price” of such other preferred stock and $4.9745920, in each case, prior to (or in connection with) the expiration of these warrants, which will no longer be exercisable as of 5:00 p.m., Pacific time, on March 10, 2033.

In May 2023, the Company issued warrants to J&R Pikover Family Trust that allow it to purchase up to 11,765 shares of Common Stock with an exercise price of $4.25 per share. The warrants vest in tranches through February 2024, and expire June 2033.

In May 2023, the Company issued warrants to Jake Brewer, allowing the purchase of up to 12,500 shares of Common Stock with an exercise price of $4.25 per share. The warrants expire in June 2033.

2023 Regulation CF

On October 12, 2023, Miso completed a Regulation CF offering of Common Stock and issued 981,658 shares for gross proceeds of $4,985,539. Additionally, Miso issued 43,313 bonus shares. In connection with the raise, Miso incurred issuance costs of $424,915 in 2023. Miso issued the shares at a price per share of $4.97.

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Indebtedness

As of December 31, 2025, the Company had the following indebtedness:

Name	Amount Outstanding	Interest Rate		Start Date		Maturity Date
Camber Road Partners	$916,785	25.04%		9/1/2023	(1)	8/31/2026
J. and R. Pikover Family Trust	$235,646	3.25	%(2)	11/1/2021		10/31/2026

(1) Start date of fixed monthly payments were made starting September 2023; interim payments were made starting August 2022.

(2) Interest rates are 3.25% used to capitalize the stream of real estate lease payments on both these leases.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds
March 10, 2023	Rule 506(c) of Regulation D	Series A-1 Preferred Stock	$15,000,000	Working capital
October 12, 2023	Regulation CF	Common Stock	$4,985,539	Working capital
August 1, 2023	Rule 506(c) of Regulation D	Common Stock	$1,195,056	Working capital
March 27, 2024	Regulation A+	Common Stock	$20,941,229	Working capital
January 28, 2025	Regulation CF	Common Stock	$4,744,700	Working capital
January 28, 2025	Rule 506(c) of Regulation D	Common Stock	$644,818	Working capital
June 5, 2025	Regulation A+	Common Stock	In progress	Working capital

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $19,465,878 and $20,930,271 for the years ended December 31, 2025 and 2024, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2025 and 2024. As of December 31, 2025, the Company had an accumulated deficit of $153,707,962 and cash of $9,831,677, relative to negative operating cash flows of $16,919,312 in 2025. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. The Company plans to continue raising capital in 2026 to fund its cash flow needs through the issuance of stock. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Plan of Operations and Trends

In 2025, Miso focused on the following and intends to continue this focus throughout 2026:

●	Optimizing and improving the newest generation of Flippy;

●	Improving Flippy customer support through more responsive offerings for 24/7 remote support, regular unit maintenance, and improved employee training for existing customers, while also optimizing remote support to reduce the costs associated with these services;

●	Continuing our implementation of cost discipline and optimization, including by seeking to offshore certain roles;

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●	Executing maintenance and expansion (through new filings) of our library of patents and IP;

●	Optimizing our data gathering and analysis to drive both improved internal decision-making and exploration of external monetization opportunities;

●	Installations of the new generation of Flippy, such as recent installations at White Castle, Insert Coin, and Levy Restaurants; and

●	Building out new pricing strategies for Flippy.

Additionally, following the Company’s acquisition of the assets of Zignyl, the Company is working to fully integrate the acquired technology into the architecture of Miso’s platform, systems, and vision. Once integrated, we anticipate that this will allow for the acceleration of the growth of Miso’s restaurant operations platform vision, with additional cross-selling opportunities across Miso’s products. Near-term expense growth related to Zignyl/Zippy includes modestly increased engineering, product, and sales headcount. Revenue growth is expected as the Company scales this product beyond its current locations, and seeks to optimize its monthly recurring revenue with the future addition of quarterly and annual payment options.

Item 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office
Executive Officers
Richard Hull	CEO & President	55	Indefinite, appointed May 2023
Bachir Kharraja	CTO	57	Indefinite, appointed November 2023
Robert Lunny	CFO	58	Indefinite, appointed July 2024
Directors
Richard Hull	Director	55	Indefinite, appointed October 2024
Joseph Essas	Director	50	Indefinite, appointed December 2019
Thomas Bruderman	Director	53	Indefinite, appointed March 2020
Significant Employees
Jeremy Spring	VP of People	48	Indefinite, appointed August 2024

Richard Hull, Chief Executive Officer

Richard Hull is a CEO, founder, and investor with a 25-year history of operating and scaling successful technology and media companies. He's a founder of the ViX streaming service (formerly known as Pongalo), the first and largest streaming service for Spanish speakers, which was acquired in 2021 by TelevisaUnivision. Named by Apple as its 2022 TV App of the Year, ViX features 50,000 hours of films and TV shows, exclusive live soccer, and premium original content. At TelevisaUnivision, Rich managed a $1.5 billion P&L, and led most of the company’s first significant digital distribution deals with players such as Amazon, Roku, and others. For ViX, Variety awarded him its Dealmaker of the Year honors; Forbes named him to its Forbes 1000 list of America's top entrepreneurs; and OTT.X, the trade organization of Hollywood's streaming industry, awarded him its OTT.X Hero Award. Previously, Rich was founder and CEO of Avalanche! Capital, where he built a portfolio of 30 successful tech and media investments, and acted as adviser on over $1 billion of deals with Disney, Netflix, and others.

Bachir Kharraja, Chief Technology Officer

Bachir Kharraja holds two PhD's, the first in Physics and the second in Astrophysics, along with a master’s degree, and he has held senior roles at large and small companies that include Motorola, iRobot, and Bluefin Robotics.  He has extensive experience developing software and robotics, and he was most recently CTO of skyTran, where he evolved an academic research project born in a NASA laboratory into a launchable jet-like vehicle for urban transportation.

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Robert Lunny, Chief Financial Officer

Robert Lunny is an operationally oriented finance executive with over 20 years of experience managing scale up environments as well as turnaround situations, building scalable infrastructure and systems, recruiting and mentoring high performing teams, leading cross-functional teams to achieve strategic objectives. He has held several CFO positions at venture capital-backed early-stage to middle market companies. Most recently he was the CFO at DYPER, from 2020 to 2024. Prior to this, he was with Hat Club from 2013 to 2017 and Green Light Cost Management from 2009 to 2013.

Joseph Essas, Director

Joseph Essas was formerly President and Chief Technology Officer at OpenTable (part of Booking Holdings). In his role, Joseph oversaw all Product Development and Engineering initiatives at the company, as well as Data Science and Operations. Prior to joining OpenTable, Joseph served as the Chief Technology Officer for eHarmony, where he was responsible for overseeing and guiding the technical development, operation and growth of the Company. Previously, Mr. Essas served as Vice President of Engineering of Yahoo!, where he managed engineering teams for the search marketing division. Mr. Essas attended Jerusalem College of Technology.

Thomas Bruderman, Director

Thomas Bruderman is a founder and Managing Partner of MAG Ventures, an early to mid-stage venture fund. Mr. Bruderman founded MAG Ventures in 2007. Prior to founding MAG, he was Senior Equity Trader and responsible for the entire healthcare group at Fidelity Investments (FMR) in Boston, Massachusetts. During his seven-plus years at Fidelity, from 1998 to 2005, Mr. Bruderman’s responsibilities included trading, personnel management and investment research and analysis. Before being recruited to Fidelity Investments, Mr. Bruderman was Managing Director and Head of Equities at Merit Capital, a Connecticut-based boutique Investment Bank.

Mr. Bruderman previously served as a registered representative with a subsidiary of Fidelity from 1999 to 2004. In April 2006, Mr. Bruderman was barred from association with any FINRA member firms following a non-appearance at an interview with FINRA representatives. Mr. Bruderman was further sanctioned by the SEC in March 2008 and April 2011 for receiving undocumented compensation related to his activities placing orders for securities transactions, and failing to disclose certain conflicts of interest.

Additionally, Mr. Bruderman is Chairman of AI based cybersecurity company DarkLight and Vice-Chairman and Corporate Secretary of emerging media company, Allyance Media Group. Mr. Bruderman has over twenty-five years of experience in the finance and asset management industry, spanning both financial structuring and operational experience. He earned a BS in Finance from Providence College.

Jeremy Spring, Vice President of People

Jeremy J. Spring serves as the Vice President of People at Miso Robotics, overseeing Human Resources, Facilities, Talent Acquisition, and professional development initiatives. With over 15 years of leadership experience in talent acquisition, HR and organizational development, Jeremy has played a pivotal role in building thriving, innovative teams in technology-driven environments.

Prior to joining Miso Robotics, Jeremy held senior talent acquisition roles at prominent technology companies, including Astra Space, Virgin Hyperloop, and Uber Technologies among other established and startup technology companies. At Astra Space, a space launch company known for becoming the fastest aerospace startup to successfully launch a rocket into orbit, Jeremy managed a $6m talent acquisition budget during an aggressive post-IPO hiring ramp. He led the effort in attaining headcount growth from 150-400 full-time employees in FY 22.

At Virgin Hyperloop, Jeremy managed Talent Acquisition and People strategy for US & International (UAE) offices, growing the organization by 3.5X in FY21, improving overall product design & capabilities.

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At each company Jeremy’s been, he’s created high-impact People & Talent Strategies and implemented scalable processes for technical and executive recruiting, Human Resources, and professional development for a diverse, world-class Engineering and Professional teams.

He is also the Co-Founder of Élever Professional, LP, a boutique recruitment consultancy specializing in strategy and executive search, and James Lincoln Athletics, a sporting goods company in the Premium Baseball category. Jeremy holds a Master of Fine Arts in Fiction from Texas State University and a Bachelor of Arts in English from the University of Washington.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the year ended December 31, 2025, the Company’s three highest compensated executive officers and directors were:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Richard Hull	Chief Executive Officer	$365,000	$0	$365,000
Bachir Kharraja	Chief Technical Officer	$290,000	$0	$290,000
Jeremy Spring	VP of People	$220,000	$5,000	$220,000

Stock Plans

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 3,264,842 shares as of December 31, 2025. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of December 31, 2025, there were 2,616,176 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typic vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. On December 4, 2024, the Company increased its shares reserved in the Miso Robotics 2017 Stock Plan by 11 million. The number of shares authorized by the 2017 Plan was 19,068,774 shares as of December 31, 2025. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of December 31, 2025, there were 4,700,975 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

Restricted Common Stock

As of December 31, 2025 and 2024, the Company had 2,234,015 restricted shares of common stock outstanding under the option plans. As of December 31, 2025 and 2024, 2,211,046 and 2,184,796 shares were vested, respectively. The Company recorded stock-based compensation expense of $48,825 in the statements of operations for the years ended December 31, 2025 and 2024. Unrecognized stock compensation outstanding on these grants was $42,722 as of December 31, 2025.

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Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2025, Miso’s voting securities that are owned or controlled by our executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of Class	Name of Holder and Address	Amount and nature of ownership		Amount and nature of ownership and acquirable ownership		Percent of Class (1)
Common Stock	Future VC SPV, LLC (2) 1661 E Franklin Ave El Segundo, CA 90245	9,073,549		10,241,716	(3)	12.683%
Common Stock	CCC HelloTech, LP (2) 1661 E Franklin Ave El Segundo, CA 90245	1,407,223		1,407,223		1.743%
Common Stock	Canyon Creek Capital II, LP (2) 1661 E Franklin Ave El Segundo, CA 90245	1,050,000		1,050,000		1.300%
Common Stock	Future VC, LLC (2) 1661 E Franklin Ave El Segundo, CA 90245	1,365,098		1,365,098		1.690%
Common Stock	James Jordan	1,431,381	(6)	2,348,647	(8)	2.908%
Series A-1 Preferred Stock	Ecolab, Inc. (4) 1 Ecolab Place St. Paul, Minnesota 55102	3,015,323		6,030,646	(5)	100%
Common Stock	Richard Hull	25,233,522		35,845,522	(7)	44.388%
Common Stock	Joseph Essas	105,000		126,000	(9)	0.156%
Common Stock	Thomas Bruderman	0		298,869	(9)	0.370%

Common Stock	Bachir Kharraja	0		200,000	(9)	0.248%
Common Stock	Robert Lunny	0		200,000	(9)	0.248%
Common Stock	Officers and Directors as a Group	42,681,096	(10)	59,113,721	(11)	73.202	%(12)

(1)	This column includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.
(2)	James Jordan has the voting power with respect to the shares of Common Stock.
(3)	This amount represents the aggregate number of Common Stock shares that are currently owned (as shown in the first column) and acquirable, with the latter being acquirable solely via warrants to purchase Common Stock.
(4)	Ross Skadsberg, Ecolab’s Vice President of Growth Ventures, has the voting power with respect to the shares of Series A-1 Preferred Stock.
(5)	This amount represents the aggregate number of Series A-1 Preferred Stock shares that are currently owned (as shown in the first column) and acquirable, with the latter being acquirable solely via warrants to purchase Series A-1 Preferred Stock.
(6)	This amount represents (i) 105,000 shares which are owned by IRA Services Trust Company (custodian for the benefit of James Jordan); and (ii) 1,326,381 which are owned by Mr. Jordan.
(7)	This amount represents (i) 25,233,522 shares of Common Stock, for which DealMaker Transfer Agent acts as transfer agent and on behalf of which Mr. Hull is entitled to vote via a voting proxy to the Company’s current President to which certain current crowdfunding investors previously agreed upon purchase of their shares and which is substantially the same as the voting proxy included in this Offering; and (ii) 10,612,00 shares via options to purchase Common Stock tied to Company milestones (some of which remain unvested as of the date set forth above). More information on such proxy in relation to this Offering is included herein under various sections, including those related to Offering Terms, Risks Related to the Securities in this Offering, and Voting Rights and Proxy.

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(8)	This amount represents the number of Common Stock shares shown in the first column, plus shares that are acquirable by Mr. Jordan, with the latter being acquirable as follows: (i) 742,266 shares via warrants to purchase Common Stock; and (ii) 175,000 shares via options to purchase Common Stock.
(9)	This represents the aggregate number of Common Stock shares that are owned (as shown in the first column) and acquirable, with the latter being acquirable solely via options to purchase Common Stock (some of which remain unvested as of the date set forth above).
(10)	This amount represents the total shares voted by Officers and Directors as a Group as follows: (i) 105,000 shares owned by Officers and Directors as a Group; and (ii) 25,233,522 shares voted by Mr. Hull pursuant to the explanations above.
(11)	This amount represents the total shares voted by Officers and Directors as a Group as follows: (i) 870,469 shares owned and acquirable by Officers and Directors as a Group; and (ii) 35,845,522 shares owned and acquirable by the entity on behalf of which Mr. Hull votes pursuant to the explanations above.
(12)	This amount refers to the percentage of the Common Stock.

The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding number of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Loans

In July 2022, the Company entered into a note receivable agreement with Future VC, LLC, a Delaware limited liability company and a then related party under common control, for a principal amount of $1,500,000. On June 26, 2023, the Company signed an omnibus agreement, reducing the interest rate from 12% to 3% as of January 1, 2024, considering the 25,000 warrants granted to Miso Robotics (see below). The note was to mature on the earlier of a) October 5, 2022 or b) at the closing of the next equity financing, at the Company’s election. As of December 31, 2025 and 2024, the outstanding principal was $266,403 and accrued interest was $19,985 and $11,435, respectively. On July 24, 2024, the Company received a payment of $35,000 related to the origination and legal fees of the loan. Interest income of $8,551 and $8,931 was recorded on this note for the years ended December 31, 2025 and 2024, respectively. The note had a carrying value of $286,388 as of December 31, 2025. On February 17, 2026, the Company collected in full its outstanding receivable from Future VC, LLC.

As of December 31, 2023, the Company had a note receivable of $1,336,742 and accrued interest of $36,241 with Ally Robotics, which was written off and included in the discontinued operations. The outstanding balance was fully reserved for against bad debt expense in 2023. On January 30, 2024, the Company received an interest payment of $45,449 that covered the time frame of September 1, 2023, to January 31, 2024. As of December 31, 2025, the Company had a balance of $0 and accrued interest of $0 outstanding.

In 2023, the Company was granted warrants to purchase 25,000 shares of stock in Vebu Labs, a related party, with an exercise price of $5.57 per share, expiring in 2033. The Company determined the value of such was trivial and therefore did not record an associated asset.

Item 6. DESCRIPTION OF SECURITIES AND OTHER EVENTS

General

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Eighth Amended and Restated Certificate of Incorporation and our Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Report is a part. For a complete description of our capital stock, you should refer to our Eighth Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

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Our authorized capital stock consists of:

●	80,000,000 shares of Common Stock, $0.0001 par value per share.

●	11,684,802 shares of Preferred Stock, $0.0001 par value per share.

●	11,056,183 shares of authorized Preferred Stock are to be designated as Series A-1 Preferred Stock.

As of December 31, 2025, there were 52,014,848 shares of Common Stock issued and outstanding, and 3,015,323 shares of Series A-1 Preferred Stock issued and outstanding.

Common Stock

General

The dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Voting Rights and Proxy

Each holder of the Company’s Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholder, except as provided by law or by the other provisions of the Eighth Amended and Restated Certificate of Incorporation.

In this offering, the subscription agreement that investors will execute grants an irrevocable proxy to the Company’s President to (i) vote all securities held of record by the investor (including any shares of the Company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock sold in this offering. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement.

Dividend Rights

The company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the Preferred Stock simultaneously receive along with all holders of outstanding shares of stock, a dividend on each outstanding share of Preferred Stock, as detailed in the Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A-1 Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

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Series A-1 Preferred Stock

General

The company has authorized the issuance of Series A-1 Preferred Stock, which contains preferences, and privileges as further described below.

Dividend Rights

The Company is not allowed to declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series A-1 Preferred Stock then outstanding first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Series A-1 Preferred Stock subject to the terms of the Series A-1 Certificate of Designation.

Conversion Rights

Voluntary Conversion. Each share of Series A-1 Preferred Stock is convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into the number of fully paid and non-assessable shares of Common Stock as is determined by dividing the original issue price of $4.9745920 by the applicable conversion price in effect at the time of conversion.

Mandatory Conversion. Each share of Series A-1 Preferred Stock will automatically convert into the Common Stock of the Company at the conversion terms above in the event of a sale of shares of Common Stock to the public at a price of $24.89 per share.

Voting Rights and Protective Provisions

The holders of the Series A-1 Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A-1 Preferred Stock would convert on all matters submitted to a vote of the stockholders.

The Series A-1 Preferred Stock includes protective provisions that require that the Company, before taking certain actions, must first obtain the approval of the holders of a majority of the outstanding shares of Series A-1 Preferred Stock. Such events include liquidation or winding up of the Company, amending the certificate of incorporation, creating additional classes of shares of the Company, redeem any shares of the Company, pay dividends, or change the number of members of the Board of Directors.

Right to Receive Liquidation Preferences

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series A-1 Preferred Stock are entitled to receive the amount invested, out of available funds of the Company, prior to any distributions being made to holders of Common Stock.

Anti-Dilution Protection

Holders of Series A-1 Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series A-1 Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the Conversion Price of a series of Preferred Stock then in effect, the Conversion Price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Eight Amended and Restated Certificate.

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Exclusive Jurisdiction

Under Article 12 of our Eighth Amended and Restated Certificate of Incorporation, the sole and exclusive judicial forum for the following actions will be the Court of Chancery of the State of Delaware:

(1) Any derivative action or proceeding brought on behalf of the Company;

(2) Any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders;

(3) Any action asserting a claim against the Company arising pursuant to any provision of the Delaware General Corporation Law or certificate of incorporation, or bylaws; or

(4) Any action asserting a claim against the Company governed by the internal affairs doctrine.

Notwithstanding the foregoing, if, for any reason, the Delaware Chancery Court does not have jurisdiction over an action, then the action may be brought in other federal or state courts with appropriate personal or subject matter jurisdiction.

We believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the company.

Under the terms of Article 12 of our Eighth Amended and Restated Certificate of Incorporation, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act of 1933 of Securities Exchange Act of 1934. Under no circumstances will investors be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

21

Item 7. FINANCIAL STATEMENTS

MISO ROBOTICS, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2025 and 2024

22

To the Board of Directors of

Miso Robotics, Inc.

Pasadena, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Miso Robotics, Inc. which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $19,465,878 and $20,930,271 for the years ended December 31, 2025 and 2024, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2025 and 2024. As of December 31, 2025, the Company had an accumulated deficit of $153,707,962 and cash of $9,831,677, relative to negative operating cash flows of $16,919,312 in 2025. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado

March 31, 2026

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

MISO ROBOTICS, INC.

BALANCE SHEETS

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$9,831,677	$5,306,910
Accounts receivable, net	106,600	5,642
Inventory	820,074	1,754,107
Prepaid expenses and other current assets	506,522	170,517
Subscription receivable	330,702	-
Other receivables	15,188	76,900
Total current assets	11,610,762	7,314,076
Property and equipment, net	911,520	694,746
Operating lease right of use assets, net	222,567	502,681
Finance lease right of use assets, net	2,418,947	4,519,629
Deposits and other assets	-	226,298
Total assets	$15,163,796	$13,257,430

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$380,840	$428,071
Accrued expenses and other current liabilities	149,870	215,919
Deferred revenue	187,900	-
Operating lease right of use liabilities, current portion	235,646	295,162
Finance lease right of use liabilities, current portion	916,785	2,339,317
Total current liabilities	1,871,041	3,278,469
Operating lease right of use liabilities	-	235,646
Finance lease right of use liabilities	-	1,020,632
Total liabilities	1,871,041	4,534,747

Commitments and contingencies

Stockholders' equity:
Series A-1 preferred stock, $0.0001 par value, 11,056,183 shares authorized, 3,015,323 shares issued and outstanding as of both December 31, 2025 and 2024, liquidation preferences of $15,000,000 as of both December 31, 2025 and 2024	301	301
Undesignated preferred stock, $0.0001 par value, 628,619 shares authorized as of both December 31, 2025 and 2024	-	-
Common stock, $0.0001 par value, 80,000,000 shares authorized; 52,014,848 and 47,361,320 shares issued and outstanding as of December 31, 2025 and 2024, respectively 22,969 and 49,219 shares unvested as of December 31, 2025 and 2024, respectively	5,200	4,735
Additional paid-in capital	167,281,604	143,708,852
Subscription receivable	-	(471,283)
Loan and interest receivable, related parties	(286,388)	(277,838)
Accumulated deficit	(153,707,962)	(134,242,084)
Total stockholders' equity	13,292,755	8,722,683
Total liabilities and stockholders' equity	$15,163,796	$13,257,430

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2025	2024
Net revenue	$514,798	$384,676
Cost of net revenues	1,426,907	1,625,972
Gross loss	(912,109)	(1,241,296)

Operating expenses:
Research and development	6,381,248	7,961,749
Sales and marketing	4,993,073	4,125,204
General and administrative	6,123,205	7,480,543
Total operating expenses	17,497,526	19,567,496

Loss from operations	(18,409,635)	(20,808,792)

Other income (expense):
Interest expense	(404,040)	(668,791)
Interest income	236,090	207,463
Loss on finance lease termination	(794,526)	-
Other income (expense)	(93,767)	339,849
Total other income (expense), net	(1,056,243)	(121,479)

Net loss	$(19,465,878)	$(20,930,271)

Weighted average common shares outstanding - basic and diluted	48,374,553	45,118,085

Net loss per common share - basic and diluted	$(0.40)	$(0.46)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series A-1				Additional		Loan and Interest		Total
	Preferred Stock		Common Stock		Paid-in	Subscription	Receivable,	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivable	Related Parties	Deficit	Equity
Balances at December 31, 2023	3,015,323	$301	42,874,850	$4,287	$123,333,734	$(29,072)	$(303,906)	$(113,311,813)	$9,693,531
Issuance of common stock	-	-	4,464,737	446	21,277,246	(442,211)	-	-	20,835,481
Offering costs	-	-	-	-	(1,424,187)	-	-	-	(1,424,187)
Exercise of stock options	-	-	21,733	2	20,904	-	-	-	20,906
Repayment of loan, and interest to related party	-	-	-	-	-	-	26,068	-	26,068
Stock-based compensation expense	-	-	-	-	500,602	-	-	-	500,602
Warrants issued for services	-	-	-	-	553	-	-	-	553
Net loss	-	-	-	-	-	-	-	(20,930,271)	(20,930,271)
Balances at December 31, 2024	3,015,323	301	47,361,320	4,735	143,708,852	(471,283)	(277,838)	(134,242,084)	8,722,683
Issuance of common stock	-	-	4,624,198	462	24,566,921	471,283	-	-	25,038,666
Offering costs	-	-	-	-	(1,703,242)	-	-	-	(1,703,242)
Exercise of stock options	-	-	29,330	3	9,422	-	-	-	9,425
Repayment of loan, and interest to related party	-	-	-	-	-	-	(8,550)	-	(8,550)
Stock-based compensation expense	-	-	-	-	699,651	-	-	-	699,651
Net loss	-	-	-	-	-	-	-	(19,465,878)	(19,465,878)
Balances at December 31, 2025	3,015,323	$301	52,014,848	$5,200	$167,281,604	$-	$(286,388)	$(153,707,962)	$13,292,755

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(19,465,878)	$(20,930,271)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	699,651	500,602
Warrants issued for services	-	553
Bad debt expense	-	5,000
Inventory write-offs	130,722	527,635
Depreciation	332,646	388,369
Loss on disposal of property and equipment	9,408	37,381
Loss on finance lease termination	19,945	-
Amortization of finance lease right of use assets	1,173,346	1,945,445
Changes in operating assets and liabilities:
Accounts receivable	(100,958)	2,108
Inventory	803,310	(974,607)
Prepaid expenses and other current assets	(336,005)	(97,464)
Subscription receivable	(330,702)	-
Other receivables	61,713	312,085
Deposits and other assets	23,918	100,801
Accounts payable	(47,231)	(397,463)
Accrued expenses and other current liabilities	(66,049)	(140,725)
Deferred revenue	187,900	-
Operating lease right of use liabilities, net	(15,048)	(37,272)
Net cash used in operating activities	(16,919,312)	(18,757,824)
Cash flows from investing activities:
Purchases of property and equipment	(558,828)	(158,377)
Repayment of loan, and interest to related party	(8,550)	-
Cash received from loan repayment	-	26,068
Net cash used in investing activities	(567,378)	(132,309)
Cash flows from financing activities:
Repayment of finance lease right of use liabilities	(1,333,392)	(2,085,103)
Proceeds from issuance of common stock	24,567,383	20,835,481
Collection of subscription receivable	471,283	-
Exercise of stock options	9,425	20,906
Offering costs	(1,703,242)	(1,424,187)
Net cash provided by financing activities	22,011,457	17,347,097
Net change in cash and cash equivalents	4,524,767	(1,543,036)
Cash and cash equivalents at beginning of year	5,306,910	6,849,946
Cash and cash equivalents at end of year	$9,831,677	$5,306,910

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Recognition of finance lease right of use asset	$-	$1,206,333
Lease liability arising from obtaining finance lease right of use asset	$-	$1,206,333
Subscription receivable on common stock	$-	$471,283
Derecognition of finance lease right of use assets due to termination	$927,336	$-
Derecognition of finance lease right of use liabilities due to termination	$994,893	$-
Proceeds from auction received by finance lease lessor	$80,307	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Miso Robotics, Inc. (the “Company”) was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October 3, 2016. The Company develops and manufactures artificial intelligence and AI robots for complex, regulated environments, specifically for the food industry. The Company is headquartered in Los Angeles, California (Pasadena).

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $19,465,878 and $20,930,271 for the years ended December 31, 2025 and 2024, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2025 and 2024. As of December 31, 2025, the Company had an accumulated deficit of $153,707,962 and cash of $9,831,677, relative to negative operating cash flows of $16,919,312 in 2025. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. The Company plans to continue raising capital in 2026 to fund its cash flow needs through the issuance of stock. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock, stock options and lease accounting inputs. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. As of December 31, 2025 and 2024, the Company had cash of $9,417,608 and $4,928,785, respectively, in excess of federally insured limits.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents subjecting the Company to significant credit risks.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2025 and 2024, the Company had an allowance for doubtful accounts of $0. During the years ended December 31, 2025 and 2024, the Company recorded bad debt expense of $0 and $5,000, respectively. The Company did not record any allowance for bad debt on other receivables during the years ended December 31, 2025 and 2024.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of December 31, 2025 and 2024, inventory consisted of raw materials for future use in building robotic equipment, which is expected to be reclassified to right of use assets upon commencement of use of this inventory. Management reviews its inventory for obsolescence and impairment as it is determined necessary.

As of December 31, 2025 and 2024, the Company reviewed its inventory and determined that $130,722 and $527,635, respectively, worth of inventory related to Flippy Lite and CookRight Coffee product lines were obsolete as well as some Flippy 2 inventory that was scrap and replaced with new inventory items, resulting in a write off. Since the associated inventory is financed under the finance lease in Note 10, the write off of inventory resulted in an impairment of the Finance lease right of use asset in the amount of $85,984 and $527,635 and an increase to cost of net revenues of $130,722 and $527,635, respectively, which is included in cost of net revenues in 2025 and 2024.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Inventory consists of the following:

	December 31,
	2025	2024
Raw materials	$820,074	$1,754,107
	$820,074	$1,754,107

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Computer equipment and software	2 - 3 years
Kitchen and lab equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the balance sheet and any resulting gains or losses are included in the statement of operations loss in the period of disposal.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2025 and 2024.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements, at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity on the balance sheet.

Revenue Recognition

The Company adopted ASC Topic 606, “Revenue from Contracts with Customers”, which establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods and services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, at an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied, adjusting for recognition of credits when performance is recognized unsatisfactorily.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Revenue is recognized when the product has been delivered to the customer's location. The Master Service Agreement specifies the amount that the Company expects in exchange for those services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from hardware installation and hardware and software usage. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted. For the years ended December 31, 2025 and 2024, the Company applied credits totaling $17,508 and $129, respectively, against the agreements to reduce the recognized revenues as consideration to the Company’s customers for unsatisfactory performance on the Company’s agreements.

Hardware Installation

The Company satisfies its performance obligation and revenue is recorded at the point in time when hardware is installed at the customer’s location. The Company retains ownership of the installed leased hardware but not sold hardware. The Company retains ownership of all improvements, enhancements, modifications, and all intellectual rights thereto. The Company invoices customers upon delivery of the hardware, and payments from such customers are due upon invoicing.  Installation fees that have been paid but performance obligations have not been satisfied are recorded as deferred revenue

Hardware & Software Usage

Hardware & software usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded as deferred revenue.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Year Ended
	December 31,
	2025	2024
Hardware installation fees	$17,000	$10,000
Hardware & software usage fees	497,798	374,676
	$514,798	$384,676

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of December 31, 2025 and 2024.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent a set-up fee prepayment received from a customer in advance of performance obligations met. Contract assets are presented as accounts receivable, net in the Company’s balance sheets and amounted to $106,600 as of December 31, 2025.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

	Year Ended
	December 31,
	2025	2024
Beginning balance	$5,642	$12,750
New invoices issued	514,798	384,676
Payments received	(413,840)	(386,784)
Bad debt	-	(5,000)
Ending balance	$106,600	$5,642

Contract liabilities are presented as deferred revenue in the Company’s balance sheets and amounted to $187,900 as of December 31, 2025. The deferred revenue is expected to be recognized as revenue in 2026.

	Year Ended
	December 31,
	2025	2024
Deferred Revenue	$-	$-
Customer billings	187,900	-
Collections	-	-
	$187,900	$-

Cost of Net Revenues

Cost of net revenues consists primarily of parts used in building machines for lease, tooling and supplies, depreciation of robots and certain equipment, allocations of facility costs, contractors, freight and delivery, licenses and certifications, and allocations of personnel time in assembly, installation, and servicing. As of December 31, 2025 and 2024, this balance also included right of use assets impairment of $100,135 and $527,635, respectively, relating to a write off of financed inventory.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2025 and 2024 amounted to approximately $2,206,000 and $1,581,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

During the years ended December 31, 2025 and 2024, two customers accounted for a total of 100% and 100% of the Company’s revenue, respectively. Loss of either of these customers could have a material impact on the Company’s financial position. As of December 31, 2025, two customers accounted for 100% and as of December 31, 2024, one customer accounted for 100% of the Company’s accounts receivable.

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Convertible Instruments

The Company’s convertible debt instruments are debt host financial instruments containing embedded features, some of which may be required to be bifurcated from the debt-host and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements under ASC Topic 815. Embedded features are assessed to determine if they require bifurcation as derivatives. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2025 and 2024, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

	Year Ended
	December 31,
	2025	2024
Series A-1 Preferred Stock (convertible to common stock)	3,015,323	3,015,323
Common Stock Warrants	2,766,452	2,766,452
Preferred Stock Warrants	3,021,542	3,021,542
Options to purchase common stock	12,487,968	2,193,750
Total potentially dilutive shares	21,291,285	10,997,067

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016 02, Leases (ASC 842). This ASU required a lessee to recognize a right-of-use (ROU) asset and a lease liability in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2021. The Company adopted ASC 842 on January 1, 2022 using the modified retrospective approach. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit. The Company elected the package of practical expedients available for existing contracts, which allowed the Company to carry forward our historical assessments of lease identification, lease classification, and initial direct costs and did not require retrospective application. The Company also elected a policy to not apply the recognition requirements of ASC 842 for short-term leases with a term of 12 months or less.

At the commencement date, the Company classifies each lease either as operating lease or finance lease. A lease is a finance lease when it meets any of the following criteria:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
c.	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

An operating lease is a lease other than a finance lease.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make payments arising from the lease. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives, (b) variable lease payments that are based on an index or a rate, (c) the exercise price of an option to purchase the underlying asset if the lessee is reasonable certain to exercise that option, (d) payments for penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease, (e) fees paid by the lessee to the owners of a special-purpose entity for structuring transaction, and (f) amounts expected to be payable by the lessee under residual value guarantees. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company’s incremental borrowing rate. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the ROU asset and lease liability when they are at our discretion and considered reasonably certain of being exercised.

After the commencement date, the operating lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date). The operating ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. The finance lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The lessee shall determine the interest on the lease liability in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements in. The finance lease ROU asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. The finance lease ROU asset is being amortized on a straight-line basis, unless another systematic basis is appropriate over its estimated useful life or lease term, whichever is shorter.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2027 for private entities. Adoption of this ASU can either be applied prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the financial statements. Early adoption is also permitted. We are currently evaluating the provisions of this ASU.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. We are currently evaluating the provisions of this ASU and do not expect this ASU to have a material impact on our financial statements.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements. The ASU addresses thirty-three items, representing the changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. Generally, the amendments in this Update are not intended to result in significant changes for most entities. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2026. The adoption method of this ASU may vary, on an issue-by-issue basis. Early adoption is permitted. We are currently evaluating the provisions of this ASU and do not expect this ASU to have a material impact on our financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. We are currently evaluating the provisions of this ASU and do not expect this ASU to have a material impact on our financial statements.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. We adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 8, Income Taxes for the inclusion of new disclosures required.

On July 4, 2025, the U.S. H.R.1, an act to provide for reconciliation pursuant to title II of H. Con. Res. 14. (the “OBBBA”) was enacted. The OBBBA introduces multiple tax law and other legislative changes, including modifications to income tax provisions such as domestic research and development expenses, capital expenditures, and U.S. taxation of international earnings; the repeal or acceleration of the sunset of certain tax credits under the 2022 Inflation Reduction Act and elimination of certain penalties for violations of certain regulatory credit programs. We have recognized the effects of the OBBBA provisions in our financial results to the extent they are applicable to the year ended December 31, 2025. We will continue to evaluate the impact of these provisions on our subsequent financial statements.

In December 2023, the FASB issued ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (Subtopic 350-60) (“new crypto assets standard”). The new crypto assets standard requires certain crypto assets to be measured at fair value separately on the balance sheet with changes reported in the statement of operations each reporting period. The new crypto assets standard also enhances the other intangible asset disclosure requirements by requiring the name, cost basis, fair value, and number of units for each significant crypto asset holding. We adopted the new crypto assets standard on January 1, 2025. The adoption did not have an impact of the Company’s financial statements because the Company does not hold any crypto assets.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,
	2025	2024
Computer equipment and software	$418,320	$378,927
Kitchen and lab equipment	871,952	353,141
Furniture and fixtures	107,228	176,204
Leasehold improvements	1,036,694	1,032,494
	2,434,194	1,940,766
Less: Accumulated depreciation and amortization	(1,522,674)	(1,246,020)
	$911,520	$694,746

Depreciation and amortization expense of $332,646 and $388,369 for the years ended December 31, 2025 and 2024, respectively, were included in operating expenses in the statements of operations.

During the years ended December 31, 2025 and 2024, the Company recognized a loss on disposal of property and equipment of $9,408 and $37,381, respectively.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2025	2024
Accrued personnel costs	$76,858	$84,021
Other	73,012	131,898
	$149,870	$215,919

6.	STOCKHOLDERS’ EQUITY

Amended and Restated Certificate of Incorporation

On January 11, 2022, the Company amended its Certificate of Incorporation and effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The Series A – D preferred stock conversion prices were proportionally adjusted as a result of the stock split. Furthermore, the Company increased its authorized shares of common and preferred stock to 80,000,000 shares and 11,684,802 shares, respectively.

In January 2023, the Company filed its 8th Amended and Restated Certificate of Incorporation, which removed the features specified for preferred shares, such as the Series A to E preferred shares authorized, original issue price, conversion ratio and liquidation price.

On March 8, 2023, the Company filed a certificate of designation of Series A-1 Preferred Stock wherein 11,048,732 shares of authorized preferred stock are to be designated as Series A-1 Preferred Stock. The Series A-1 Original Issue Price shall mean $4.9779468. Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder, into such number of fully paid and nonassessable shares of Common Stock as determined by dividing the Series A-1 Original Issue Price by Series A-1 Conversion Price. Series A-1 Conversion Price shall initially be equal to Series A-1 Original Issue Price.

The Company has issued Series A-1 convertible preferred stock (collectively referred to as “Preferred Stock”). As of December 31, 2025, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 11,684,802 shares of Preferred Stock, of which 11,056,183 shares were designated as Series A-1 Preferred Stock and the remaining 628,619 shares were undesignated. The Preferred Stock have a par value of $0.0001 per share.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Convertible Preferred Stock

As of December 31, 2025 and 2024, 3,015,323 shares of Series A-1 preferred stock were issued and outstanding.

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of other classes of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock on an as-converted basis.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A-1 stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the greater of (i) the original issuance price applicable to each series, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A-1 preferred stock been converted into common stock. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis. The liquidation preference per share for Series A-1 is $4.97. The total liquidation preferences as of December 31, 2025 and 2024 amounted to $15,000,000.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $100,000,000 of gross proceeds to the Company at a price of at least $24.59 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

Common Stock

As of December 31, 2025, the Company authorized 80,000,000 shares of common stock, at $0.0001 par value.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

During the year ended December 31, 2025, the Company conducted stock offerings under Regulation CF, Regulation A, and Regulation D, resulting in the issuance of 4,624,198 shares of common stock for gross proceeds of $24,567,383. In connection with these offerings, the Company incurred aggregate offering costs of $1,703,242. As of December 31, 2025, the Company recorded a subscription receivable of $330,702 in connection with this issuance, which is presented as a current asset account within the balance sheet under subscription receivables.

During the year ended December 31, 2025, the Company collected $471,283 of subscription receivable outstanding from December 31, 2024.

During the year ended December 31, 2025, option holders exercised options into 29,330 shares of common stock for proceeds of $9,425.

During the year ended December 31, 2024, the Company conducted stock offerings under Regulation A and Regulation D resulting in the issuance of 4,464,737 shares of common stock for aggregate proceeds of $21,277,692 including $312,516 in ancillary fees. The Company incurred in aggregate $1,424,187 in offering costs.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

During the year ended December 31, 2024, the Company collected $29,072 of subscription receivable.

During the year ended December 31, 2024, option holders exercised options into 21,733 shares of common stock for proceeds of $20,906.

As of December 31, 2025 and 2024, there were 52,014,848 and 47,361,320 shares of common stock issued and outstanding, respectively.

7.	STOCK-BASED PAYMENTS

Warrants Summary

A summary of information related to common stock warrants for the years ended December 31, 2025 and 2024 is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2023	2,766,452	$1.62	$5,200
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of December 31, 2024	2,766,452	$1.62	$5,200
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of December 31, 2025	2,766,452	$1.62	$-

Exercisable as of December 31, 2025	2,766,452	$1.62	$-
Exercisable as of December 31, 2024	2,766,452	$1.62	$5,200

A summary of information related to preferred stock warrants for the years ended December 31, 2025 and 2024 is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2023	3,021,542	$4.98	$-
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of December 31, 2024	3,021,542	$4.98	$-
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of December 31, 2025	3,021,542	$4.98	$-

Exercisable as of December 31, 2025	3,021,542	$4.98	$-
Exercisable as of December 31, 2024	3,021,542	$4.98	$-

The Company recorded service expense of $0 and $553 for the years ended December 31, 2025 and 2024, respectively.

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 3,264,842 shares as of December 31, 2025. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of December 31, 2025, there were 2,616,176 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typically vest over a four-year period.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. On December 4, 2024, the Company increased its shares reserved in the Miso Robotics 2017 Stock Plan by 11 million. The number of shares authorized by the 2017 Plan was 19,068,774 shares as of December 31, 2025. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of December 31, 2025, there were 4,700,975 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

A summary of information related to stock options for the years ended December 31, 2025 and 2024 is as follows:

	Options	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2023	4,470,991	$1.11	$853,202
Granted	1,278,500	0.55
Exercised	(21,733)	0.96
Forfeited	(3,534,008)	1.13
Outstanding as of December 31, 2024	2,193,750	$0.75	$-
Granted	11,224,725	0.21
Exercised	(29,330)	0.30
Forfeited	(901,177)	0.94
Outstanding as of December 31, 2025	12,487,968	$0.25	$-

Exerciseable as of December 31, 2025	3,826,986	$0.35	$-
Exerciseable as of December 31, 2024	949,088	$1.02	$-

	Year Ended
	December 31,
	2025	2024
Weighted average grant-date fair value of options granted during year	$0.15	$0.32
Weighted average duration (years) to expiration of outstanding options	7.59	8.76

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended
	December 31,
	2025	2024
Risk-free interest rate	3.90% - 4.21%	4.13% - 4.47%
Expected term (in years)	5 - 7	7.00
Expected volatility	90.00%	70.00%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2025 and 2024 was $1,791,054 and $536,781, respectively. Stock-based compensation expense for stock options of $650,826 and $451,777 was recognized under FASB ASC 718 for the years ended December 31, 2025 and 2024, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,395,881 and $475,905 as of December 31, 2025 and 2024, respectively, and will be recognized over a weighted average period of 0.48 years as of December 31, 2025.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Restricted Common Stock

As of December 31, 2025 and 2024, the Company had 2,234,015 restricted shares of common stock outstanding under the option plans. As of December 31, 2025 and 2024, 2,211,046 and 2,184,796 shares were vested, respectively. The Company recorded stock-based compensation expense of $48,825 in the statements of operations for the years ended December 31, 2025 and 2024 respectively. Unrecognized stock compensation outstanding on these grants was $42,722 as of December 31, 2025.

Classification

Stock-based compensation expense was classified in the statements of operations as follows:

	Year Ended
	December 31,
	2025	2024
Research and development expenses	$439,035	$314,130
General and administrative expenses	260,616	186,471
	$699,651	$500,602

8.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, stock-based compensation expense, research and development, other GAAP to tax differences, and net operating loss carryforwards. As of December 31, 2025 and 2024, the Company had net deferred tax assets before valuation allowance of $47,316,986 and $48,053,558, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2025	2024
Deferred tax assets (liabilities):
Net operating loss carryforwards	$36,784,624	$32,727,547
Stock-based compensation	66,598	58,861
Research and development tax credit carryforwards	907,730	907,730
Depreciation timing difference	373,345	313,047
Lease liability	(134,429)	(109,505)
Unamortized capitalized R&D	9,319,118	14,155,878
Valuation allowance	(47,316,986)	(48,053,558)
Net deferred tax assets (liabilities)	$-	$-

The Company recognizes deferred tax assets to the extent it believes such assets are more likely than not to be realized. In making this determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined that a full valuation allowance is required due to taxable losses for the years ended December 31, 2025 and 2024, cumulative losses through December 31, 2025, and no history of generating taxable income. Accordingly, valuation allowances of $47,316,986 and $48,053,558 were recorded as of December 31, 2025 and 2024, respectively. The valuation allowance decreased by $736,572 during the year ended December 31, 2025 and increased by $15,764,136 during the year ended December 31, 2024. The significant decrease is related to the provision in the One, Big, Beautiful Bill, which allows the full deduction of domestic research & development. Deferred tax assets were calculated using the Company's combined effective tax rate, estimated at 28.0% (21.0% federal and 8.84% California state, net of federal benefit, reduced for apportionment). The effective rate applied to the financial statements is 0% for both 2025 and 2024 due to the full valuation allowance.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2025 and 2024, the Company had federal net operating loss carryforwards of approximately $133,282,600 and $117,084,813, respectively, available to offset future taxable income. Federal net operating losses incurred prior to January 1, 2018, amounting to approximately $1.62 million, are carried forward for 20 years and will begin to expire in 2034. Post-2017 federal net operating losses amounting to approximately $131.6 million and $115.5 million as of December 31, 2025 and 2024, respectively, are carried forward indefinitely but are subject to an annual 80% limitation on future taxable income pursuant to Internal Revenue Code Section 172, as amended by the Tax Cuts and Jobs Act of 2017. The Company also has approximately $907,730 of federal research and development tax credit carryforwards that will begin to expire in 2029, if unused.

The Company accounts for uncertain tax positions under ASC 740-10, Income Taxes. The Company has evaluated its tax positions and has determined that it does not have any uncertain tax positions requiring recognition or disclosure. In the event that uncertain tax positions are identified in future periods, the Company will recognize interest and penalties as a component of income tax expense.

The Company may in the future become subject to federal, state, and local income taxation, though it has not been since inception, other than minimum state franchise taxes. The Company is not presently subject to any income tax examination in any taxing jurisdiction. Its tax years 2021 through 2024 remain open to examination by federal and California state taxing authorities.

Rate Reconciliation

The following table reconciles the U.S. federal statutory income tax rate to the Company's effective income tax rate for the years ended December 31, 2025 and 2024, presented in both dollar amounts and percentages as required by ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is effective for the Company for annual periods beginning after December 15, 2024. Because the Company maintains a full valuation allowance, the net income tax benefit recognized in the financial statements is $0 for both years presented.

	Year Ended		Year Ended
	December 31,		December 31,
	2025		2024
	Amount	Percentage	Amount	Percentage
Tax benefit at U.S. federal statutory rate (21%)	$(4,087,739)	21.0%	$(4,395,357)	21.0%
State income taxes, net of federal benefit	(1,353,236)	7.0%	(1,455,072)	7.0%
Nondeductible stock-based compensation	141,114	-0.7%	91,099	-0.4%
Nondeductible meals and entertainment	1,537	0.0%	3,516	0.0%
Nondeductible impairment losses	21,028	-0.1%	110,803	-0.5%
Tax-deductible offering costs	(28,024)	0.1%	(15,694)	0.1%
Warrants issued for services	-	0.0%	116	0.0%
Other permanent differences, net	-	0.0%	-	0.0%
Deferred income tax benefit from temporary differences	4,568,749	-23.5%	15,154,536	-72.4%
Change in valuation allowance	736,572	-3.8%	(9,493,948)	45.4%
Effective income tax rate	$-	0.0%	$-	0.0%

Income Taxes Paid

The Company paid $800 and $10,397 in state and local income taxes during the years ended December 31, 2025 and 2024, respectively. No federal income taxes were paid in either period.

9.	RELATED PARTY TRANSACTIONS

In July 2022, the Company entered into a note receivable agreement with Future VC, LLC, a Delaware limited liability company and a related party under common control, for a principal amount of $1,500,000. On June 26, 2023, the Company signed an omnibus agreement, reducing the interest rate from 12% to 3% as of January 1, 2024, considering the 25,000 warrants granted to Miso Robotics (see below). The note was to mature on the earlier of a) October 5, 2022 or b) at the closing of the next equity financing, at the Company’s election. As of December 31, 2025 and 2024, the outstanding principal was $266,403 and accrued interest was $19,985 and $11,435, respectively. On July 24, 2024, the Company received a payment of $35,000 related to the origination and legal fees of the loan. Interest income of $8,551 and $8,931 was recorded on this note for the years ended December 31, 2025 and 2024, respectively. The note had a carrying value of $286,388 as of December 31, 2025. On February 17, 2026, the Company collected in full its outstanding receivable from Future VC, LLC.

As of December 31, 2023, the Company had a note receivable of $1,336,742 and accrued interest of $36,241 with Ally Robotics, which was written off and included in the discontinued operations. The outstanding balance was fully reserved for against bad debt expense in 2023. On January 30, 2024, the Company received an interest payment of $45,449 that covered the time frame of September 1, 2023, to January 31, 2024. As of December 31, 2025, the Company had a balance of $0 and accrued interest of $0 outstanding.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

In 2023, the Company was granted warrants to purchase 25,000 shares of stock in Vebu Labs, a related party, with an exercise price of $5.57 per share, expiring in 2033. The Company determined the value of such was trivial and therefore did not record an associated asset.

10.	COMMITMENTS AND CONTINGENCIES

Leases

The Company’s operating lease agreements include kitchen facilities, office, lab and leased materials and finance lease agreements include equipment used in building robotic units. As of December 31, 2025, the Company extended the lease with Farnam Street Financial for an additional year. In December of 2025 and 2024, the Company made the decision to write off $130,722 and $527,635 worth of financed inventory related to Flippy Lite and CookRight Coffee product lines. As the inventory was financed under the finance lease, the written off inventory resulted in an impairment of the Finance lease right of use asset in the amount of $85,984 and $527,635, respectively, and an increase to cost of net revenues due to ROU impairment losses of $130,722 and $527,635, which is included in cost of net revenues in 2025 and 2024.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Lease Settlement

On May 9, 2025, the Company entered into a settlement agreement with Farnam Street Financial, Inc. that terminated its finance lease for certain equipment. In exchange, the Company agreed to pay settlement amount of $740,000 in scheduled instalments through December 2025. Upon termination, the Company derecognized the related finance lease liability of $994,893 and ROU asset of $927,336. The Company recorded a gain on lease termination of $67,557, recognized net settlement loss of $659,693 ($740,000 on settlement loss less $80,307 auction proceeds from the equipment) and a loss for the forfeiture of deposit of $202,390. Net loss on the termination of this finance lease was $794,526 for the year ended December 31, 2025.

The balances for the operating and finance leases are presented as follows within the balance sheet:

	December 31,
	2025	2024
Operating leases:
Operating lease right of use assets, net	$222,567	$502,681

Operating lease right of use liabilities, current portion	$235,646	$295,162
Operating lease right of use liabilities	-	235,646
Total operating lease liabilities	$235,646	$530,808

Finance leases:
Finance lease right of use assets, net	$2,418,947	$4,519,629

Finance lease right of use liabilities, current portion	$916,785	$2,339,317
Finance lease right of use liabilities	-	1,020,632
Total finance lease liabilities	$916,785	$3,359,949

The components of lease expenses are as follows within the statements of operations are as follows:

	Year Ended
	December 31,
	2025	2024
Operating lease expense:
Operating lease expense	$400,792	$402,287
Total operating lease expense	400,792	402,287

Finance lease expense:
Amortization of right of use assets (cost of net revenue)	$409,776	$665,981
Amortization of right of use assets (general and administrative)	763,570	1,279,464
Impairment losses of right of use assets (cost of net revenue)	-	527,635
Interest on right of use liabilities	404,040	672,684
Loss on lease termination	794,526	-
Total finance lease expense	2,371,912	3,145,764

Total lease expense	$2,772,704	$3,548,051

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Supplemental cash flow information related to leases are as follows:

	Year Ended
	December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$436,862	$437,637
Operating cash outflows from finance leases (interest payments)	$404,040	$672,684
Financing cash outflows from finance leases	$1,333,392	$2,085,103
Finance lease right of use assets obtained in exchange for finance liabilities	$-	$1,206,333
Derecognition of finance lease right of use assets due to termination	$927,336	$-
Derecognition of finance lease right of use liabilities due to termination	$994,893	$-

Supplemental balance sheet information related to leases are as follows:

	December 31,
	2025	2024
Weighted-average remaining lease term (in years)
Operating leases	0.83	1.75
Finance leases	0.67	1.44

Weighted-average discount rate
Operating leases	3.25%	3.52%
Finance leases	25.04%	17.93%

Maturities of lease liabilities as of December 31, 2025 are as follows:

Year Ended December 31,	Operating leases	Finance leases

2026	$239,171	$1,004,944
Total minimum lease payments	239,171	1,004,944
Less: imputed interest	(3,525)	(88,159)
Total lease obligations	235,646	916,785
Less: Current portion	235,646	916,785
Long-term portion of lease obligations	$-	$-

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

As of March 30, 2025, the Company continued to progress in the normal course related to the employment claim filed in 2023. The Company continues to deny the merits of this employment claim. As of October 24, 2025, the Company and its insurance carrier successfully resolved the wrongful termination claim,

Confession of Judgment

In connection with the May 9, 2025 settlement agreement with Farnam Street Financial, Inc., the Company executed a confession of judgment in the amount of $1.2 million, which Farnam Street would have been able to file in the event of default under the settlement. As of December 31, 2025, the Company was in compliance with its obligations, no default had occurred, and the terms of the settlement agreement were completed in full. Accordingly, no liability has been recorded related to this contingency.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

11.	SUBSEQUENT EVENTS

On February 17 2026, the Company collected in full its outstanding receivable from Future VC, LLC, a Delaware limited liability company. The note has the carrying value of $286,388 as of December 31, 2025.

On January 1, 2026, the Company entered into an asset purchase agreement with Zignyl, Inc., a Delaware corporation. Miso substantially purchased all of Zignyl's operating assets (the “Acquired Assets”). The Acquired Assets included fixed assets (equipment, office systems, vehicles), customer agreements, assigned contracts, trade rights (including the corporate name and trademarks), intellectual property (patents and filings, copyrights, trade secrets, domain names, and goodwill), and computer software. Certain assets were excluded from the transaction, including accounts receivable for services rendered prior to closing, cash and cash equivalents, tax refunds attributable to pre-closing periods, corporate records, and other assets necessary for the Seller’s post-closing wind-up and liquidation. The purchase price included no cash, but rather was payable in 1,824,818 shares of Miso Robotics Inc. common stock valued at $5.48 per share, based on Miso Inc.’s most recent fundraising round in November 2025. Of this amount, 182,482 shares were delivered at closing, with the remaining shares to be delivered in up to nine contingent tranches over an 18-month period, subject to the continued engagement of Matt Forbush under a consulting agreement.

Management has evaluated subsequent events through March 31, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Item 8. INDEX TO EXHIBITS

Exhibit No.	Title of Document	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1	Eighth Amended and Restated Certificate of Incorporation	1-U			January 3, 2023
2.2	Bylaws	1-A	024-11112	2.3	November 6, 2019
2.3	Certificate of Designation of the Series A-1 Preferred Stock	1-K	24R-00307	2.3	August 15, 2023
3.1	Form of Warrant	1-A	024-11112	3.4	February 6, 2020
3.2	EcoLab Warrant	1-K	24R-00307	3.2	August 15, 2023
3.3	Pikover Warrant	1-K	24R-00307	3.3	August 15, 2023
6.1	Note and Warrant Purchase Agreement	1-A	024-11112	6.1	February 6, 2020
6.2	Series A-1 Preferred Stock Purchase Agreement	1-K	24R-00307	6.2	August 15, 2023
6.3	Amended and Restated Registration Rights Agreement	1-K	24R-00307	6.3	August 15, 2023
6.4	Amended and Restated Stockholders Agreement	1-K	24R-00307	6.4	August 15, 2023
6.5	Form of Master Services Agreement	1-A/A	024-11964	6.4	October 12, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Richard Hull
Richard Hull, Chief Executive Officer
Miso Robotics, Inc.
Date: April 17, 2026

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Richard Hull
Richard Hull, Chief Executive Officer
Date: April 17, 2026

By	/s/ Robert Lunny
Robert Lunny, Chief Financial Officer, Principal Accounting Officer
Date: April 17, 2026

By	/s/ Joseph Essas
Joseph Essas, Director
Date: April 17, 2026

By	/s/ Thomas Bruderman
Thomas Bruderman, Director
Date: April 17, 2026